Exhibit 99.1

Sentage Holdings Inc. Announces Financial Results for the First Six Months of Fiscal Year 2021

Shanghai, China, December 21, 2021 (GLOBE NEWSWIRE) -- Sentage Holdings Inc. (the “Company”, “we”, “our”) (Nasdaq: SNTG), a financial service provider that offers a comprehensive range of financial services across consumer loan repayment and collection management, loan recommendation, and prepaid payment network services in China, today announced its financial results for the first six months of fiscal year 2021 ended June 30, 2021. The following summarizes such financial results.

Financial Highlights for the First Six Months of Fiscal Year 2021

●	Total operating revenue was $1.32 million in the six months ended June 30, 2021, compared with $1.73 million for the same period of last year, representing a 24.0% decrease, primarily due the decreased number of outstanding service agreements under the consumer loan repayment and collection management business, and mitigated by increased revenue from the loan recommendation business and prepaid payment network services business.

●	Net income was $0.45 million in the six months ended June 30, 2021, compared with $0.73 million for the same period of last year.

●	Basic and diluted earnings per share was $0.04 in the six months ended June 30, 2021, compared with $0.07 for the same period of last year.

COVID-19 Impact

Our business operations have been, and may continue to be, affected by the ongoing COVID-19 pandemic. Although the impact of COVID-19 on our operating results and financial performance for fiscal year 2020 and for the six months ended June 30, 2021 were temporary, a resurgence and the continued uncertainties associated with COVID-19 may negatively impact our future revenue and cash flows. A COVID-19 resurgence may again give rise to economic downturns and other significant changes in regional and global economic conditions, which could have an adverse impact on the real estate market in the Shanghai area and other first-tier cities we target, decreasing the total loan amount borrowers are able to obtain through our services, reducing our service fees, which in each instance is based on the specific loan amount, and adversely impacting our revenue from the loan recommendation business. In addition, borrowers’ default and delinquency risks might increase as they experience unemployment or a reduction in income. Higher default and delinquency risks may increase our operating costs and require us to dedicate more resources to maintain our current collection rate for the loan repayment and collection management business, and may pose risk-management challenges for our loan recommendation business. The extent of the future impact of COVID-19 is still uncertain and cannot be accurately predicted at this time.

Financial Results for the First Six Months of Fiscal Year 2021

Operating Revenue

Total operating revenue decreased by $0.41 million, or 24.0%, to $1.32 million in the six months ended June 30, 2021, from $1.73 million for the same period of last year, primarily due to the decreased number of outstanding service agreements under the consumer loan repayment and collection management business, which decrease was partially offset by increased revenue from the loan recommendation business and prepaid payment network services business.

Loan Repayment and Collection Management Business

Revenue from the consumer loan repayment and collection management business decreased by $0.63 million, or 84.4%, to $0.12 million in the six months ended June 30, 2021, from $0.75 million for the same period of last year, primarily due to the decrease in the number of outstanding service agreements.

Loan Recommendation Business

Revenue from loan recommendation services business increased by $0.12 million, or 14.6%, to $0.87 million in the six months ended June 30, 2021, from $0.75 million for the same period of last year. The number of borrowers who successfully received mortgages from the Company’s funding partners were 31 and 49 in the six months ended June 30, 2021 and 2020, respectively. The decrease in the number of borrowers for the Company’s loan recommendation services was largely affected by the tightened measures adopted by the Chinese government recently to control the overheating real estate market, which measures have resulted in PRC financial institutions tightening their loan approvals and disbursements to the loan applicants. The Company charged referral partners an average 2% commission fees, based on the loan proceeds disbursed to the borrowers. Although the total number of borrowers decreased by 18 from 49 in the six months ended June 30, 2020 to 31 in the six months ended June 30, 2021, the average amount of loan proceeds disbursed to borrowers increased by approximately 18.2% when comparing the six months ended June 30, 2021 to the six months ended June 30, 2020.

Prepaid Payment Network Service Business

Revenue from the prepaid payment network services business increased by $0.09 million, or 28.3%, to $0.33 million in the six months ended June 30, 2021, from $0.24 million for the same period of last year. Total number of merchant customers who have used the Company’s prepaid payment network services was 4 in the six months ended June 30, 2021 and in the same period in 2020. During the six months ended June 30, 2021 and 2020, the Company successfully provided technology consulting and support services to these customers. The Company charged such merchant customers service fees for designing tailored payment solutions, interfacing their internal systems with our prepaid card payment system, and providing their staff with relevant operation training. These merchant customers have not yet issued prepaid cards to their end customers as of June 30, 2021 and 2020 and as of the date of this filing.

Operating Expenses

Selling, general and administrative expenses decreased by $38,977, or 5.1%, to $720,244 in the six months ended June 30, 2021, from $759,221 for the same period of last year. The decrease was due to following combination of reasons:

●	Office rental expenses decreased by $9,126, or 18.6%, to $39,975 in the six months ended June 30, 2021, from $49,101 for the same period of last year. Utility and office supply expenses also decreased by $2,867, or 6.7%, to $40,107 in six months ended June 30, 2021, from $42,974 for the same period of last year. The decrease was due to the termination of the lease agreement for Daxin Wealth, upon which, the Company consolidated the two office spaces for Daxin Wealth and Daxin Zhuohui into one office, in accordance with the Company’s cost control management strategy.

●	Outsourcing service expenses decreased by $6,315, or 23.8%, to $20,171 in the six months ended June 30, 2021, from $26,486 for the same period of last year. In order to conduct the loan repayment and collection management in an effective and compliant way, the Company outsourced certain collection efforts to third-party collection agencies and also paid service fees to third-party law firms to initiate judicial proceedings against borrowers for loan delinquency. As the number of outstanding service agreements under the consumer loan repayment and collection management business decreased from 3,010 as of June 30, 2020 to 211 as of June 30, 2021, the related outsourcing service expenses also decreased in the six months ended June 30, 2021.

●	Consulting and professional expenses decreased by $186,114, or 55.6% to $148,436 in the six months ended June 30, 2021, from $334,550 for the same period of last year. In order to successfully grow the Company’s new businesses, it paid a higher amount for consulting service fees to third-party professionals for business strategy and planning during the six months ended June 30, 2020. In addition, in connection with the Company’s initial public offering (“IPO”), it incurred a higher amount of audit and legal service fees in the six months ended June 30, 2020, as compared to the six months ended June 30, 2021. These factors led to the decrease in the Company’s consulting and professional expenses in the six months ended June 30, 2021

●	Salary and employee benefit expenses increased by $171,229 or 63.1%, to $442,482 in the six months ended June 30, 2021, from $271,253 for the same period of last year, primarily due to the increased number of employees.

Provision for Income Taxes

Provision for income taxes decreased by $0.10 million, or 38.7%, to $0.15 million in the six months ended June 30, 2021, from $0.25 million for the same period of last year, due to decreased taxable income.

Net Income

Net income was $0.45 million in the six months ended June 30, 2021, compared with $0.73 million for the same period of last year.

Earnings Per Share

Basic and diluted earnings per share was $0.04 in the six months ended June 30, 2021, compared with $0.07 for the same period of last year.

Cash and Cash Equivalents

As of June 30, 2021, the Company had cash and restricted cash of $0.10 million, compared with $0.14 million as of December 31, 2020. On July 13, 2021, the Company completed its IPO and raised $16.6 million from the issuance and sale of 4,000,000 ordinary shares, par value $0.001 per share (the “ordinary shares”) at a public offering price of $5.00 per share. The Company’s management believes that the $16.6 million net proceeds received from the IPO will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least 12 months from the date of the issuance of the Company’s unaudited condensed consolidated financial statements.

Cash Flow

Net cash provided by operating activities was $0.87 million, compared with $0.42 million for the same period of last year.

Net cash provided by investing activities was $644, compared with $nil for the same period of last year.

Net cash used in financing activities was $0.91 million, compared with $0.08 million for the same period of last year.

Recent Development

Completion of the Initial Public Offering (“IPO”)

On July 13, 2021, we completed our IPO of 4,000,000 ordinary shares, par value $0.001 per share (the “ordinary shares”) at a public offering price of $5.00 per share. The gross proceeds of our IPO totaled $20.0 million before deducting underwriting discounts and other related expenses. The net proceeds of our IPO were approximately $16.6 million. Our ordinary shares began trading on the Nasdaq Capital Market under the symbol “SNTG” on July 9, 2021.

About Sentage Holdings Inc.

Sentage Holdings Inc., headquartered in Shanghai, China, is a financial service provider that offers a comprehensive range of financial services across consumer loan repayment and collection management, loan recommendation, and prepaid payment network services in China. Leveraging the Company’s deep understanding of its client base, strategic partner relationships, and proprietary valuation models and technologies, the Company is committed to working with its clients to understand their financial needs and challenges and offering customized services to help them meet their respective objectives. For more information, please visit the company’s website at ir.sentageholdings.com.

Forward-Looking Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company’s registration statement.

For more information, please contact:

Sentage Holdings Inc.

Investor Relations Department

Email: ir@sentageholdings.com

Ascent Investor Relations LLC

Tina Xiao

President

Tel: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As of ,
	June 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash	$77,710	$117,434
Restricted cash	25,424	22,948
Accounts receivable, net	1,278,623	1,221,844
Deferred initial public offering costs	986,307	765,885
Prepaid expenses and other current assets	124,690	383,041
TOTAL CURRENT ASSETS	2,492,754	2,511,152

Property and equipment, net	118,623	123,672
Intangible assets, net	43,625	61,797
Deferred tax assets	36,918	87,967
TOTAL NONCURRENT ASSETS	199,166	273,436

TOTAL ASSETS	$2,691,920	$2,784,588

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$2,708	$4,912
Deferred revenue	38,353	154,106
Accrued expenses and other current liabilities	589,339	336,467
TOTAL CURRENT LIABILITIES	630,400	495,485

Due to a related party, non-current	750,223	1,437,661
Total Liabilities	1,380,623	1,933,146

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 10,000,000 shared issued and outstanding*	10,000	10,000
Additional paid in capital	40,214,830	38,419,832
Accumulated deficit	(38,935,942)	(37,639,385)
Accumulated other comprehensive income	22,409	60,995
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	1,311,297	851,442)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$2,691,920	$2,784,588

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the six months ended June 30,
	2021	2020

OPERATING REVENUE
Consumer loan repayment and collection management service fees	$117,287	$753,239
Loan recommendation service fees	872,201	745,186
Prepaid payment network service fee	328,195	235,407
Total operating revenue	1,317,683	1,733,832

OPERATING EXPENSES
Selling, general and administrative expenses	720,244	759,221
Total operating expenses	720,244	759,221

INCOME FROM OPERATIONS	597,439	974,611

OTHER EXPENSES	(304)	(300)

INCOME BEFORE INCOME TAX PROVISION	597,135	974,311

PROVISION FOR INCOME TAXES	151,954	247,713

NET INCOME	445,181	726,598

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	(38,586)	7,366
COMPREHENSIVE INCOME	$406,595	$733,964

Earnings per common share- basic and diluted	$0.04	$0.07

Weighted average shares- basic and diluted	10,000,000	10,000,000

SENTAGE HOLDINGS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended June 30,
	2021	2020

Cash flows from operating activities
Net income	$445,181	$726,598
Adjustments to reconcile net income to cash and restricted cash provided by operating activities
Depreciation and amortization	25,316	27,468
Gain on disposition of fixed assets		-
Deferred income tax expense	51,956	247,713
Changes in operating assets and liabilities:
Accounts receivable	(42,536)	19,550
Prepaid expenses and other current assets	265,424	64,107
Accounts payable	(2,256)	(2,076)
Deferred revenue	(117,287)	(753,239)
Accrued expenses and other current liabilities	248,446	91,092
Net cash provided by operating activities	874,244	421,213

Cash flows from investing activity
Cash acquired from newly established VIE entity- Zhenyi	644	-
Net cash provided by investing activities	644	-

Cash flows from financing activity
Deferred initial public offering costs	(220,422)	(524,981)
Proceeds from (repayment to) related party loans	(693,268)	445,143
Net cash used in financing activities	(913,690)	(79,838)

Effect of exchange rate changes on cash and restricted cash	1,554	(5,377)
Net increase (decrease) in cash and restricted cash	(37,248)	335,998
Cash and restricted cash, beginning of period	140,382	251,031
Cash and restricted cash, end of period	$103,134	$587,029

Reconciliation of cash and restricted cash, beginning of period
Cash	$117,434	$227,387
Restricted cash	22,948	23,644
Cash and restricted cash, beginning of period	$140,382	$251,031

Reconciliation of cash and restricted cash, end of period
Cash	$77,710	$564,525
Restricted cash	25,424	22,504
Cash and restricted cash, end of period	$103,134	$587,029